FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

CONTENTS

The Registrant announces that on May 31, 2015, it published in Hebrew on the MAGNA site of the Israel Securities Authority, its unaudited consolidated financial results for the three-month period ending March 31, 2015, and a Report of its Board of Directors on the Registrant's current financial position, operating results and business, in accordance with the rules and regulations of the Tel Aviv Stock Exchange and the Israeli Securities Authority.   Attached hereto as Exhibits 99.1 and 99.2 respectively, are a translation of the three-month financial reports and a translation of the report of the Registrant's Board of Directors.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Translation of the Registrant’s unaudited consolidated financial results for the three-month period ending March 31, 2015.
99.2	Translation of the report of the Registrant's Board of Directors including the review of the Company's CEO, Mr. Chris Rowland, concerning the Company's operations and results.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and federal securities laws.  Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  and other similar expressions and derivations thereof. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. These  forward-looking statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 1, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer